As filed with the Securities and Exchange Commission on September 22, 1995

                                        File No. 70-_____________

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   __________________________________________
                              FORM U-1 DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                  ____________________________________________
                                  Cinergy Corp.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202
                     (Name of company filing this statement
                   and address of principal executive offices)

                                  Cinergy Corp.
                 (Name of top registered holding company parent)

                               William L. Sheafer
                                    Treasurer
                                  Cinergy Corp.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202
                     (Name and address of agent of service)

      The Commission is requested to send copies of all notices, orders and communications in connection with this Declaration to:

                                 Cheryl M. Foley
                         Vice President, General Counsel
                             and Corporate Secretary
                                 Cinergy Corp.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

Item 1.   Description of Proposed Transactions.

     A.   Background; Requested Authorization.

By order dated October 21, 1994 in File No. 70-8427 (Rel. No. 35-26146) (the "Merger Order"), the Commission authorized the proposed business combination of PSI Energy, Inc. ("PSI") and The Cincinnati Gas & Electric Company ("CGE"), pursuant to which Cinergy Corp., a Delaware corporation ("Cinergy"), registered under the Public Utility Holding Company Act of 1935, as amended (the "Act"), as a holding company on October 25, 1994. The Merger Order also authorized Cinergy, through December 31, 1995, to issue (and/or acquire in open market transactions) and sell up to 10 million shares of Cinergy common stock, $.01 par value per share, to the Cinergy Dividend Reinvestment and Stock Purchase Plan (the "DRIP"), certain Cinergy stock-based employee benefit plans/1/, and the 401(k) savings plans of PSI and CGE/2/. As of September 1, 1995, Cinergy had issued (or, in the case of open market transactions, had acquired on behalf of plan participants) and sold to the Plans a total of 2,613,304 shares of common stock pursuant to the Merger Order./3/

Cinergy now seeks Commission authorization to issue (or, in the case of shares purchased on the open market, to acquire on behalf of plan participants) and sell under the Plans, from time to time through December 31, 2000, the remaining shares of common stock covered under the Merger Order, consisting of 7,386,696 shares at September 1, 1995 (the "Remaining Shares"), and up to an additional 15 million shares of Cinergy common stock (the "Additional Shares" and, together with the Remaining Shares, the "Shares").

Cinergy will use the proceeds from sales of the Shares for general corporate purposes, including, without limitation, repayment of short-term indebtedness and investments in subsidiary companies. Without further authorization from the Commission, none of such proceeds will be used to acquire an interest in an exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), as defined in the Act.

B.   The Plans

On October 18, 1994, the Cinergy Board of Directors adopted, and the common stockholders of Cinergy approved, the DRIP and the Stock Benefit Plans, each of which became effective as of October 24, 1994, the date of consummation of the Cinergy merger (the "Merger Date"). The DRIP superseded the respective dividend reinvestment and stock purchase plans of CGE and PSI's then-parent company, PSI Resources, Inc. ("Resources"). The Stock Benefit Plans are similar to predecessor stock-based employee benefit plans of PSI or Resources; as of the Merger Date, each such PSI or Resources predecessor plan was merged into and became a part of the respective Stock Benefit Plan bearing the same name. The Cinergy merger had no effect on the 401(k) Plans, except that, with respect to the company common stock investment option (see below), shares of Cinergy common stock superseded those of CGE or Resources.

The following summarizes the relevant provisions of the Plans and is qualified in its entirety by the provisions of the plan documents themselves, copies of which are filed as Exhibits B-1 through B-10 and reference to which is made for further information respecting the Plans. Reference is also made to sections D, E and F of Item 1 of the Application-Declaration, as amended, in File No. 70-8427 for a description of the Plans.

1.   DRIP

All holders of record of shares of Cinergy common stock, PSI cumulative preferred stock or CGE cumulative preferred stock ("Eligible Securities") may participate in the DRIP. Shares of Cinergy common stock issued to plan participants under the DRIP consist, at Cinergy's discretion, of previously authorized but unissued shares and/or shares purchased on behalf of plan participants on the open market.

A principal purpose of the DRIP is to encourage long-term investment by providing holders of Eligible Securities with a simple and convenient method of investing cash dividends and optional cash payments in shares of Cinergy common stock at a price equal to market value, without payment of any brokerage commission or service charge, while preserving participants' voting rights over shares held in their accounts. Full investment of funds is possible under the DRIP, subject to minimum and maximum purchase limits, because the DRIP permits fractional as well as whole shares to be credited to a participant's account. The DRIP also provides Cinergy with a means to raise equity capital and to increase ownership by smaller, long-term investors.

Reinvestment Options: Participants have three options for reinvestment of dividends in additional shares of Cinergy common stock: (1) automatically invest in Cinergy common stock all of the participant's cash dividends on all certificated shares of that class, as well as all of the cash dividends of Cinergy common stock purchased pursuant to the DRIP ("Plan Shares") and any optional cash payments made by the participant; (2) automatically invest all of the participant's cash dividends on only the number of certificated shares specified on the authorization form, as well as all of the cash dividends on Plan Shares, and any optional cash payments made by the participant; and (3) invest optional cash payments, and reinvest all cash dividends on Plan Shares, in shares of Cinergy common stock and remit directly to the plan participant cash dividends on all certificated shares. A participant may change the method of participation at any time by completing an account change request and returning it to the plan administrator. Under any of the reinvestment options, participants may make optional cash payments from time to time of not less than $25 for any investment date and not more than $100,000 in any calendar year. There are no brokerage or other fees on purchases. All costs of administering the DRIP are paid by Cinergy; however, charges will be incurred by plan participants who direct the plan administrator to sell their shares on withdrawal (see "Sales of Shares" below).

The investment date for optional cash payments and cash dividends is the 15th day of each month.

Share Prices and Purchases: When purchases of shares of Cinergy common stock are made from authorized but unissued shares, the purchase price will be the average of the high and low prices (computed to four decimal places) of Cinergy common stock, as reported by the "New York Stock Exchange - Composite Transactions" published in The Wall Street Journal (the "NYSE") for the appropriate investment date, or, if no trading in Cinergy common stock occurs on that date, the next preceding date on which such trading occurred.

When the source of Cinergy common stock purchased for any investment date is the open market, the purchase price will be the weighted average purchase price (computed to four decimal places), excluding brokerage commissions, of such shares. The purchases will be made on the New York Stock Exchange or in negotiated transactions.

If Cinergy elects to meet the requirements of participants by purchasing shares of Cinergy common stock on the open market, an independent agent or agents appointed by Cinergy ("Independent Agent") will act on behalf of the participants in buying such shares, and Cinergy will pay all administrative costs of acquisition, including brokerage fees and commissions. The Independent Agent will determine the exact volume, timing and price of such purchases, based on the amount of reinvested dividends, optional cash payments received, market conditions, and requirements of applicable federal securities laws. The Independent Agent will also sell shares of Cinergy common stock on behalf of participants.

There is no discount program under the DRIP.

Sales of Shares: A participant may direct that all or a portion of his/her shares be sold or withdrawn, or that his/her participation in the DRIP terminate, by submitting to Cinergy an appropriately executed account change request form or other written notification. Requests for withdrawal and/or termination will normally be processed by Cinergy within five business days following receipt of a written request signed by the participant. If a participant requests that shares be sold, Cinergy will combine such shares with shares for which requests to sell were received from other participants during that week, and will then place a market order with the Independent Agent. Proceeds from any sale, less applicable brokerage commissions, will be remitted to the participant following settlement through a broker, in accordance with applicable settlement rules. The sale price for shares sold through withdrawal or termination will be the market price of Cinergy common stock at the time of sale. If shares sold are combined with shares for which requests to sell were received from other participants, the sale price will be the average price for all shares sold.

A participant will be entitled to request in writing and receive a certificate representing the full shares of Cinergy common stock credited to his/her account. Whether the participant requests to sell the shares in his/her account or elects to receive certificates for the full shares in his/her account, the participant's interest in fractional shares will be paid in cash.

Amendment/Termination: Cinergy reserves the right to suspend, modify or terminate the DRIP or to combine the plan into a new DRIP. All participants will receive notification of any such suspension, modification, termination or combination.

Dividends and Voting Rights: Any shares of Cinergy common stock distributed by Cinergy as a stock dividend on shares credited to a participant's account, or as a split of these shares, will be credited to the participant's account. Each participant has a right to vote the shares credited to such participant's account. Proxy cards will be distributed to participants and all Plan Shares will be voted in the manner indicated by the proxy card. If a participant does not return a valid proxy card, the shares of Cinergy common stock held in such participant's account will not be voted.

Communication Plan: Existing shareholders are notified of the existence of the DRIP through letters and inserts with financial reports and dividend checks.

Eligible persons expressing an interest in the DRIP will receive a prospectus and related enrollment materials. No solicitations of the general public are planned at this time.

For further information regarding the DRIP, reference is made to Exhibits B-1 and C-1.

2.   Employee Stock Purchase and Savings Plan

Cinergy's Employee Stock Purchase and Savings Plan ("Stock Purchase Plan") is an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended, in which eligible employees may be granted the right to purchase shares of Cinergy common stock. Under the Stock Purchase Plan, only authorized but unissued shares of common stock may be issued to eligible employees. The Stock Purchase Plan is administered by a committee ("Plan Committee") of the Cinergy Board of Directors ("Cinergy Board"), the members of which are ineligible to participate therein.

Employees of Cinergy or any of its subsidiaries who meet the eligibility requirements may participate in the Stock Purchase Plan. Generally, the eligibility requirements are that an employee: (1) must have been employed by Cinergy or any of its subsidiaries (collectively, "Cinergy Companies" and, individually, a "Cinergy Company") for at least nine months as of the first day of the Offering Period (defined below); and (2) must normally work at least 20 hours a week and five months a year. Full officers of Cinergy, Cinergy Services, Inc., CG&E or PSI, as well as employees who receive a grant of a stock option or stock appreciation right under the Cinergy Stock Option Plan, are not eligible to participate in the Stock Purchase Plan.

The initial offering of common stock under the Stock Purchase Plan is a continuation of the 1994 offering period under the Resources Employee Stock Purchase and Savings Plan, which was merged into the Stock Purchase Plan on the Merger Date. Each offering for sale of common stock under the Stock Purchase Plan will have a term of 26 months ("Offering Period") commencing and ending on dates determined by the Plan Committee. The initial offering will end on December 31, 1996.

The purchase price per share of common stock under the Stock Purchase Plan is equal to the fair market value of a share of common stock on the first day of the Offering Period less 5%. For this purpose, the fair market value of a share of common stock is equal to the average of the high and low sales prices of a share of common stock as reported by the NYSE for the first day of the Offering Period or, if no trading of common stock occurs on the New York Stock Exchange that day, the last day prior to the first day of the Offering Period on which trading in common stock does occur.

An eligible employee must accumulate funds to purchase common stock under the Stock Purchase Plan by authorizing the appropriate Cinergy Company to deduct an amount from each paycheck and deposit that amount in an interest earning account. On the purchase date (the last day of the Offering Period), the employee may apply some or all of the total amount of deposits made to the account plus accrued interest to the purchase of shares of Cinergy common stock or may receive the balance of the account in cash or any combination thereof.

The maximum number of shares of common stock that an eligible employee may purchase in an offering under the Stock Purchase Plan is equal to: (1) the sum of (a) 10% of his or her annual base compensation as of the first day of the second calendar month preceding the first day of the relevant Offering Period, multiplied by 26/12ths, plus (b) the amount of interest earned on the employee's account during the relevant Offering Period, divided by (2) the purchase price. No employee may participate in the Stock Purchase Plan if
(i) participation would permit the employee's rights to purchase shares of common stock under all employee stock purchase plans of Cinergy Companies to accrue at a rate exceeding $25,000 of fair market value of such shares (determined at the time such right is granted) for each calendar year during which such right is outstanding at any time; or (ii) the employee owns, immediately after his or her participation commences, stock possessing 5% or more of the total combined voting power or value of all classes of stock of any Cinergy Company.

At any time by action of the Cinergy Board or the Plan Committee, Cinergy may alter, amend, suspend or terminate the Stock Purchase Plan, or alter the terms of participation in any offering thereunder, subject to certain exceptions. No such action may, without the approval of Cinergy's shareholders, (1) increase the maximum number of shares of common stock that may be offered or the maximum number of shares of common stock that each eligible employee may purchase, (2) extend the maximum term of an offering beyond 26 months, (3) decrease the purchase price, (4) materially expand the eligibility requirements, or (5) materially increase benefits.

For further information regarding the Stock Purchase Plan, reference is made to Exhibits B-2, B-3, C-2 and H-1.

3.   Performance Shares Plan

Cinergy's Performance Shares Plan is implemented through a long-term incentive compensation program adopted by the board of directors of each Cinergy Company, based on corporate target goals and/or individual goals and award opportunities. At Cinergy's discretion, authorized but unissued shares of Cinergy common stock and/or shares purchased on behalf of plan participants on the open market may be issued under the Performance Shares Plan. The Performance Shares Plan is administered by the Plan Committee, the members of which are ineligible to participate therein.

Employees who are officers or who are employed in a significant executive, administrative, operational or professional capacity or who have the potential to significantly contribute to the future success of the applicable Cinergy Company are eligible to receive awards under the Performance Shares Plan. The respective Cinergy Company's board of directors will select, subject to the Plan Committee's approval, the employees (other than the executive officers) who will participate in that company's long-term incentive compensation program for any performance period. Eligible employees who are executive officers will be selected to participate in Cinergy's long-term incentive compensation program for any performance period by the Plan Committee.

For each performance period for which an eligible employee is selected to participate, the employee will receive a contingent grant of a number of shares of Cinergy common stock ("Performance Shares"). Whether the employee earns a vested right to receive the shares will depend on the attainment of the corporate target goals and/or individual target goals applicable to that performance period. The number of Performance Shares contingently granted to an employee for a performance period will be equal to the value of the employee's award opportunity for the performance period divided by the average of the closing prices of Cinergy common stock for the 20 consecutive trading days immediately preceding the first day of the performance period as reported by the NYSE. A Cinergy Company's board of directors (or, with respect to executive officers, the Plan Committee) will determine each employee's award opportunity by multiplying the employee's annual base salary as of the first day of the performance period by the product of the employee's "Percentage Incentive" (as defined in the plan document and as determined by the board of directors or, with respect to executive officers, by the Plan Committee) multiplied by the number of years in the performance period.

Subject to the Plan Committee's approval, each Cinergy Company's board of directors will establish one or more corporate target goals for each performance period that will apply to its employees (other than executive officers). For these purposes, a "corporate target goal" is an objective criterion pertaining to the Cinergy Company's performance, efficiency or profitability, including stock price, market share, sales, earnings per share, costs, etc. Subject to the Plan Committee's approval, each Cinergy Company's board of directors may, but need not, establish one or more individual goals for each eligible employee (other than an executive officer) for a performance period. For these purposes, an "individual goal" is an objective or subjective criterion pertaining to individual effort as to enhancement of either individual performance or achievement of corporate target goals or other individual goals. The Plan Committee will establish one or more corporate goals and may establish one or more individual goals for executive officers.

In calculating the number of shares of Cinergy common stock in which an employee who has received a contingent grant of Performance Shares has earned a vested right as of the end of a performance period, the Cinergy Company's board of directors will first determine the extent to which each corporate target goal and individual target goal has been met for the performance period. The factor determined by the board of directors will be multiplied by the weight, if any, assigned to each corporate target goal or individual target goal (expressed as a percentage). The resulting percentages will be added and the total, when multiplied by the number of Performance Shares awarded to an employee, will equal the number of shares of Cinergy common stock in which the employee has earned a vested right. A Cinergy Company's board of directors may enhance an employee's award above the maximum level in recognition of exemplary performance as to subjective individual goals.

The number of shares of common stock in which an employee has earned a vested right for a performance period generally will be distributed in two equal installment payments on the February 1 following the end of the performance period and on the next following February 1. Each installment payment will be distributed in the form of whole shares of common stock, except that cash will be distributed in lieu of fractional shares and an amount approximately equal to the amount of federal, state and local income taxes imposed on the employee's receipt of the installment payment will be distributed in cash.
In no event will the value of any distributions during any calendar year to an executive officer exceed an amount equal to 150 percent of the officer's base salary.

Subject to certain exceptions, Cinergy may at any time alter, amend, suspend or terminate the Performance Shares Plan or may suspend or terminate the payment of benefits thereunder. No such action may, without the approval of Cinergy's shareholders, (1) withdraw the plan's administration from the Plan Committee, (2) permit participation by members of the Plan Committee, (3) materially increase the cost of the plan to the Cinergy Company or the benefits thereunder, or (4) materially modify the eligibility requirements for participants.

For further information with respect to the Performance Shares Plan, reference is made to Exhibits B-4 and C-3.

4.   Stock Option Plan

Cinergy's Stock Option Plan is a stock option plan in which non-employee directors and eligible employees of the Cinergy Companies may be granted incentive stock options, non-qualified stock options, stock appreciation rights and/or cash awards granted in connection with non-qualified stock options to reimburse an optionee for the income taxes imposed upon the exercise of such an option. Shares of Cinergy common stock issuable under the Stock Option Plan consist, at Cinergy's discretion, of authorized but unissued shares and/or shares purchased on behalf of plan participants on the open market. The Stock Option Plan is administered by the Plan Committee, which grants stock options, stock appreciation rights and cash awards to eligible employees selected by it.

Employees of Cinergy or any of its subsidiaries who are officers or are employed in a significant executive, supervisory, administrative, operational or professional capacity or who have the potential to contribute to the future success of Cinergy or its subsidiaries are eligible to receive awards under the Stock Option Plan. Non-employee directors are also eligible to receive awards under the plan.

Concurrently with the granting of any stock option, the Plan Committee will establish the exercise price per share of Cinergy common stock subject to the stock option, which in no event will be less than 100 percent of the fair market value per share of Cinergy common stock on the date of the grant. For this purpose, fair market value will be determined based on the average of the high and low sales prices of a share of Cinergy common stock on the date of grant (or on the preceding trading day if the date of grant is not a trading day) as reported by the NYSE. Also at the time of grant, the Plan Committee will establish the period of time (not to exceed ten years) during which the stock option will be exercisable. Stock options granted to eligible employees may be exercisable in full at any time, or in installments at specified times, during the term of the stock option. The foregoing notwithstanding, except in connection with a change in control, no stock option will be exercisable in whole or in part for the first twelve months after the date of grant.

Each non-employee director was granted, as of the Merger Date, a non-qualified stock option to acquire 12,500 shares of common stock at an exercise price per share equal to the average of the high and low sales prices of a share of Cinergy common stock on October 25, 1994 (the initial trading date of Cinergy common stock) as reported by the NYSE. Each person who is elected for the first time to be a non-employee director (other than persons who were previously employees of CG&E or PSI) will be granted, as of the first Board meeting held on or after the date he or she becomes a non-employee director, a non-qualified stock option to acquire 12,500 shares of common stock at an exercise price per share equal to the average of the high and low sales price of a share of Cinergy common stock as reported on the NYSE on the date he or she first becomes a non-employee director. Each non-qualified stock option granted to a non-employee director will have a term of ten years and will become exercisable with respect to 20 percent of the shares of common stock subject thereto on each of the first five anniversaries of the grant date. Non-employee directors are not eligible to receive any additional awards.

Any awardee (other than a non-employee director) who has been granted a stock option may be granted a stock appreciation right, which entitles the awardee to receive, upon surrender of all or a portion of the stock option, an amount equal to the excess of the fair market value of a share of common stock on the date of the exercise of the stock appreciation right over the exercise price per share of the stock option, multiplied by the number of shares of common stock with respect to which the stock option has been surrendered.
The right to exercise a stock appreciation right terminates to the extent an awardee exercises the stock option to which it is attached. Payment by the respective Cinergy Company of the amount receivable by an awardee upon the exercise of a stock appreciation right may be made, as determined by the Plan Committee, by the delivery of whole shares of common stock, cash or any combination of shares of common stock and cash. In no event may a stock appreciation right be exercised more than ten years after the date of the grant of the tandem stock option. To the extent a stock appreciation right is exercised, the tandem stock option will be deemed to have been exercised.

A cash award is a right granted to an awardee who has been granted a non-qualified stock option to receive a cash payment, at the times and in the amounts determined by the Plan Committee, that is intended to reimburse the awardee for all or a portion of the federal, state and local income taxes imposed upon the awardee as a consequence of the exercise of the non-qualified stock option.

In general, the Cinergy Board may at any time alter, amend, suspend or terminate the Stock Option Plan. Without the approval of Cinergy's shareholders, no such action may (1) increase the maximum number of shares of common stock that may be issued in respect of awards, (2) change the class of employees eligible to participate, or (3) cause the plan no longer to comply with applicable rules under the Securities Exchange Act of 1934, as amended, or other applicable requirements. No amendment or termination of the Stock Option Plan may adversely affect any stock option, stock appreciation right or cash award previously granted without the consent of the awardee.

For further information with respect to the Stock Option Plan, reference is made to Exhibits B-5 and C-4.

5.   Directors' Deferred Compensation Plan

Cinergy's Directors' Deferred Compensation Plan ("Directors' Plan") allows each non-employee director to defer fees for serving as a non-employee director, and to have such fees accrued as cash or theoretical units of shares of Cinergy common stock. Shares of common stock offered under the Directors' Plan consist, at Cinergy's discretion, of authorized but unissued shares and/or shares purchased on behalf of plan participants on the open market. The Directors' Plan is administered by the Plan Committee.

All non-employee directors may participate in the Directors' Plan. On an annual basis, on or before July 1, a non-employee director may elect to defer the receipt of all or a specified portion of his or her fees payable for succeeding years.

Cinergy's Secretary will establish and maintain a separate recordkeeping account for each participant to which all deferred fees for that participant will be credited. At the time a deferral election is made, a participant may elect to have all or a portion of the deferred fees credited to his or her account as units, each representing a share of common stock, or as cash. Deferred fees that are credited to a participant's account as units will be deemed to be invested in that number of hypothetical shares of Cinergy common stock obtained by dividing the dollar amount of the deferred fees by the closing price per share of Cinergy common stock as reported by the NYSE for the date the fees would have been otherwise paid to the participant. From time to time thereafter, additional units will be credited to the participant's account to reflect any dividend or other distribution the participant would have received if the participant had been the record owner of that number of shares of Cinergy common stock equal to the number of units credited to his or her account as of the dividend record date or as of the relevant date for any other distribution. Deferred fees that are credited to a participant's account hypothetically as cash will be credited with interest at a rate, adjusted quarterly, equal to the per annum rate equivalent to the quoted interest rate, in effect on the first business day of any calendar quarter, for a one-year certificate of deposit of a principal amount of $100,000 as quoted in The Wall Street Journal. Interest credited to a participant's account will accrue, compounded quarterly, at the same rate as that described in the preceding sentence.

At the time a participant first makes an election to defer the receipt of fees under the Directors' Plan, the participant may elect that the deferred fees, together with associated earnings, be distributed in a single payment or in equal annual installments over a period of two to ten years. At the participant's election, a distribution will be made, or in the case of installment payments distributions will begin, on the first business day of the year immediately following the year during which the participant (1) ceases to be a member of the board of directors of Cinergy or any of its subsidiaries, or (2) attains the social security retirement age. Subsequent installments, if any, will be distributed on the first business day of each following year.

To the extent deferred fees have been treated as if invested in Cinergy common stock, distributions from the Directors' Plan will be made, as determined by Cinergy, in the form of newly issued whole shares of Cinergy common stock or shares of common stock purchased on the open market, and cash in lieu of fractional shares. If the participant has elected a single payment distribution, the number of shares of common stock to be distributed will equal the number of whole units credited to the participant's account as of the last business day of the year immediately preceding the year during which the distribution is to be made. The participant will also receive a cash payment equal to the fair market value, as of such day, of a fractional number of shares of common stock equal to any fraction of a unit credited to the participant's account. If the participant has elected installment payments, the number of shares of common stock to be distributed will equal the number of units credited to the participant's account on the day preceding the date of payment of an installment, divided by the number of installments remaining to be paid. No fractional shares of common stock will be distributed; the participant will receive a cash payment, computed by Cinergy's Treasurer, equal to the fair market value, as of the day preceding the date of payment of the installment, of a fractional number of shares of common stock equal to any fraction of a unit to which the participant is entitled on the installment date. To the extent deferred fees have been credited as cash to a participant's account, distributions will be made in the form of cash. If the participant has elected a single payment distribution, the amount of the distribution will equal the amount of cash credited to the participant's account as of the last business day of the year immediately preceding the year of the distribution. If the participant has elected installment payments, the amount of each installment payment will equal the amount of cash credited to the participant's account as of the day preceding the date the installment is to be made, divided by the number of installments remaining to be paid. Amounts held in the participant's account pending distribution will continue to accrue interest at the applicable rate.

In general, the Cinergy Board may at any time alter, amend, modify, revoke or terminate the Directors' Plan, or suspend payment of benefits thereunder.

For further information with respect to the Directors' Plan, reference is made to Exhibits B-6, C-5 and H-2.

6.   401(k) Plans

CGE and PSI have various 401(k) savings plans which involve the issuance of shares of Cinergy common stock (and, prior to the Cinergy merger, involved the issuance of shares of CGE and Resources common stock, respectively) to participating employees. There is no separate Cinergy 401(k) savings plan. On the Merger Date, (1) each outstanding share of CGE common stock held by the CGE 401(k) plans in the CGE common stock fund (described below) was exchanged for one share of Cinergy common stock, and (2) each outstanding share of Resources common stock held by the PSI 401(k) plans in the Resources common stock fund (described below) was exchanged for 1.023 shares of Cinergy common stock.

The CGE 401(k) plans are the CGE Deferred Compensation and Investment Plan ("CGE DCIP") and the CGE Savings Incentive Plan ("CGE SIP"). These plans are mirror 401(k) plans. All full-time exempt employees of CGE with one year of service are eligible to participate in the CGE DCIP. All full-time non-exempt employees of CGE with one-year of service are eligible to participate in the CGE SIP.

Both the CGE DCIP and the CGE SIP accept before-tax and after-tax contributions from employees. Employee contributions are invested according to employee instructions. An employee may contribute up to 15% of the employee's salary. One of five investment options is a Cinergy common stock fund. Contributions invested in the Cinergy common stock fund are used to purchase authorized but unissued shares of Cinergy common stock. In addition, CGE matches $.55 per dollar of employee contributions, through the first 5 percent of the employee's salary. This match is made solely in shares of Cinergy common stock. Shares of Cinergy common stock acquired under the CGE DCIP and the CGE SIP are priced at the average of the high and low prices as reported by the NYSE on the trading day immediately preceding their acquisition.

For additional information with respect to the CGE 401(k) plans, reference is made to Exhibits B-7, B-8, C-6, C-7, H-3 and H-4.

The PSI 401(k) plans are the PSI Employees' 401(k) Savings Plan ("PSI Employees' 401(k)") and the PSI Union Employees' 401(k) Savings Plan ("PSI Union 401(k)"). These plans are mirror 401(k) plans. All exempt and non-exempt non-union employees, regardless of length of service, are eligible to participate in the PSI Employees' 401(k). All union employees, regardless of length of service, are eligible to participate in the PSI Union 401(k).

Both of PSI's 401(k) plans accept before-tax and after-tax contributions. Employee contributions are invested according to employee instructions. An employee may contribute up to 10% of the employee's salary. One of six investment options is a Cinergy common stock fund. Contributions invested in the Cinergy common stock fund are used to purchase authorized and unissued shares of Cinergy common stock or shares of Cinergy common stock on the open market, as determined by PSI with Cinergy's consent. PSI also matches, in Cinergy common stock, employees' before-tax contributions in two components:
(1) a base match equal to $.70 for every dollar an eligible employee contributes, up to the first 4 percent of compensation, and (2) a potential incentive match equal to $.10 to $.30 for each dollar contributed, up to the first 4 percent of compensation. The amount of the incentive match depends on the level of corporate goals achieved. Under both the PSI Employees' 401(k) and the PSI Union 401(k), an employee must meet a nine-month service requirement in order to be eligible to receive the base match or potential incentive match. Shares of Cinergy common stock issued under the PSI 401(k) plans are priced in the same manner as in the case of shares of Cinergy common stock issued under the CGE 401(k) plans as described above.

For additional information with respect to the PSI 401(k) plans, reference is made to Exhibits B-9, B-10, C-8, C-9, H-5 and H-6.

D.   Statement Pursuant to Rule 54.

Under Rule 54, in determining whether to approve the issue and sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs and FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if the conditions set forth in Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions of Rule 53(a) are and, upon consummation of the proposed transactions, will be satisfied, and none of the conditions specified in Rule 53(b) exists or, as a result thereof, will exist. The following discussion assumes the Cinergy system's existence for the dates and periods in question.

Four Cinergy companies are EWGs or FUCOs: PSI Argentina, Inc. ("PSI Argentina"), Costanera Power Corporation ("Costanera") and E P EDEGEL, Inc. ("EDEGEL") are EWGs, and PSI Energy Argentina, Inc. ("Energy Argentina") is a FUCO. For further information with respect to such entities, reference is made to the Application-Declaration, as amended in File No. 70-8589.

Rule 53(a)(1): The average of Cinergy's consolidated retained earnings for the four consecutive quarters ended June 30, 1995 was $909 million, and Cinergy's aggregate investment in EWGs and FUCOs at June 30, 1995 was approximately $20 million, or approximately 2% of consolidated retained earnings.

Rule 53(a)(2): Cinergy maintains books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly holds an interest. At present, Cinergy does not hold any interest in a domestic EWG; Rule 53(a)(2)(i) is therefore inapplicable.

In accordance with Rule 53(a)(2)(ii), the books and records and financial statements of each foreign EWG and FUCO which is a "majority-owned subsidiary company" of Cinergy are kept in conformity with and prepared according to U.S. generally accepted accounting principles ("GAAP"). Cinergy will provide the Commission access to such books and records and financial statements, or copies thereof, in English, as the Commission may request.

In accordance with Rule 53(a)(2)(iii), for each foreign EWG and FUCO in which Cinergy directly or indirectly owns 50% or less of the voting securities, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause each such entity's books and records to be kept in conformity with, and the financial statements of each such entity to be prepared according to, GAAP. If such books and records are maintained, or such financial statements are prepared, according to a comprehensive body of accounting principles other than GAAP, Cinergy will, upon request of the Commission, describe and quantify each material variation from GAAP in the accounting principles, practices and methods used to maintain such books and records and each material variation from GAAP in the balance sheet line items and net income reported in such financial statements, as the case may be. In addition, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause access by the Commission to such books and records and financial statements, or copies thereof, in English, as the Commission may request, and in any event will make available to the Commission any such books and records that are available to Cinergy.

Rule 53(a)(3): Less than two percent of the total number of employees of Cinergy's utility subsidiaries render services, at any one time, to Costanera, PSI Argentina, EDEGEL and Energy Argentina. Such services have heretofore been rendered, in part, by employees of PSI in accordance with the Commission's order in PSI Resources, Inc., et al., Rel. No. 35-25674, 52 SEC Docket 2533, 2534-35 (Nov. 13, 1992), and by employees of CG&E in accordance with business practices established prior to the Cinergy merger and the registration of Cinergy as a holding company under the Act. Pursuant to the Merger Order, Cinergy Services is authorized to provide administrative, management and other support services to utility and nonutility associate companies, including those that are EWGs or FUCOs.

Rule 53(a)(4): Cinergy is concurrently submitting a copy of this Declaration, and will submit copies of any Rule 24 certificates hereunder, as well as a copy of Item 9 of Cinergy's Form U5S and Exhibits H and I thereto, to each of the public service commissions having jurisdiction over the retail rates of Cinergy's operating utility subsidiaries at the time such documents are filed with the Commission.

Rule 53(b): The provisions of Rule 53(a) are not made inapplicable to the authorizations herein requested by reason of the provisions of Rule 53(b).

Rule 53(b)(1): Neither Cinergy nor any subsidiary thereof is the subject of any pending bankruptcy or similar proceeding.

Rule 53(b)(2): Average consolidated retained earnings for the four quarters ended June 30, 1995 equaled $909 million, versus $979 million for the four quarters ended June 30, 1994, a difference of approximately $70 million or 7%. Accordingly, the investment restriction set forth in this provision of the Rule is inapplicable.

Rule 53(b)(3): For the twelve months ended June 30, 1995, Cinergy had net income of approximately $910,000 attributable to its direct and indirect investments in EWGs and FUCOs.

Rule 53(c): Inasmuch as Rule 53(c) applies only if an applicant is unable to satisfy the requirements of Rule 53(a) and (b), it is inapplicable here.

Item 2.   Fees, Commissions and Expenses.

The fees, commissions and expenses to be incurred, directly or indirectly, by Cinergy or any associate company thereof in connection with the proposed transactions are estimated as follows:

     U-1 filing fee                          $ 2,000
     Fees of Cinergy Services, Inc.           30,000
     TOTAL                                   $32,000

Item 3.   Applicable Statutory Provisions.

Sections 6(a) and 7 and Rule 54 are applicable to the proposed transactions.

Item 4.   Regulatory Approval.

No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

Item 5.   Procedure.

Cinergy requests that the Commission issue and publish in the Federal Register not later than October [23], 1995 the requisite notice under Rule 23 with respect to the filing of this Declaration and the transactions proposed herein. Cinergy further requests that such notice specify a date not later than November [16], 1995 as the date after which the Commission may issue an order permitting this Declaration to become effective, and that the Commission issue such order as soon thereafter as practicable.

Cinergy waives a recommended decision by a hearing officer or other responsible officer of the Commission; consents that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.

Item 6.   Exhibits and Financial Statements.

     (a)  Exhibits:

     A-1 Certificate of Incorporation of Cinergy (Exhibit to Cinergy's 1993 Form 10-K, filed August 18, 1994, in File No. 1-11377 and hereby incorporated by reference).

     A-2 By-laws of Cinergy as adopted October 24, 1994 (Exhibit to Cinergy's 1994 Form 10-K, filed March 29, 1995, in File No. 1-11377 and hereby incorporated by reference).

     B-1 Cinergy DRIP (Exhibit to Cinergy's Form S-3 Registration Statement, filed August 29, 1994, No. 33-55267 ("Cinergy DRIP Registration Statement"), and hereby incorporated by reference).

     B-2 Cinergy Employee Stock Purchase and Savings Plan (Exhibit to Cinergy's Form S-8 Registration Statement, filed October 19, 1994, No. 33-56091 ("Cinergy Stock Purchase Plan Registration Statement"), and hereby incorporated by reference).

     B-3 Amendment to Cinergy Employee Stock Purchase and Savings Plan, adopted January 25, 1995, retroactively effective January 1, 1995 (Exhibit to Cinergy's 1994 Form 10-K, filed March 29, 1995, in File No. 1-11377 and hereby incorporated by reference).

     B-4 Cinergy Performance Shares Plan (Exhibit to Cinergy's Form S-8 Registration Statement, filed October 19, 1994, No. 33-56095 ("Cinergy Performance Shares Plan Registration Statement"), and hereby incorporated by reference).

     B-5 Cinergy Stock Option Plan (Exhibit to Cinergy's Form S-8 Registration Statement, filed October 19, 1994, No. 33-56093 ("Cinergy Stock Option Plan Registration Statement"), and hereby incorporated by reference).

     B-6 Cinergy Directors' Deferred Compensation Plan (Exhibit to Cinergy's Form S-8 Registration Statement, filed October 19, 1994, No. 33-56089 ("Cinergy Directors' Plan Registration Statement"), and hereby incorporated by reference).

     B-7 CGE Deferred Compensation and Investment Plan, as amended, effective January 1, 1989 (Exhibit to Cinergy's Form S-8 Registration Statement, filed August 30, 1994, No. 33-55291 ("CGE DCIP Registration Statement"), and hereby incorporated by reference).

     B-8 CGE Savings Incentive Plan, as amended, effective January 1, 1989 (Exhibit to Cinergy's Form S-8 Registration Statement, filed August 30, 1994, No. 33-55293 ("CGE SIP Registration Statement"), and hereby incorporated by reference).

     B-9 PSI Employees' 401(k) Savings Plan, amended and restated October 24, 1994, effective January 1, 1992 (Exhibit to Cinergy's Form S-8 Registration Statement, filed October 18, 1994, No. 33-56067 ("PSI Employees' 401(k) Registration Statement"), and hereby incorporated by reference).

     B-10 PSI Union Employees' 401(k) Savings Plan, amended and restated October 24, 1994, effective January 1, 1992 (Exhibit to Cinergy's Form S-8 Registration Statement, filed October 18, 1994, No. 33-56067 ("PSI Union Employees' 401(k) Registration Statement"), and hereby incorporated by reference).

     C-1  Cinergy DRIP Registration Statement (see Exhibit B-1).

     C-2  Cinergy Stock Purchase Plan Registration Statement (see Exhibit B-2).

     C-3  Cinergy Performance Shares Plan Registration Statement (see Exhibit
B-4).

     C-4  Cinergy Stock Option Plan Registration Statement (see Exhibit B-5).

     C-5  Cinergy Directors' Plan Registration Statement (see Exhibit B-6).

     C-6  CGE DCIP Registration Statement (see Exhibit B-7).

     C-7  CGE SIP Registration Statement (see Exhibit B-8).

     C-8  PSI Employees' 401(k) Registration Statement (see Exhibit B-9).

     C-9  PSI Union Employees' 401(k) Registration Statement (see Exhibit B-10).

     D    Not applicable.

     E    Not applicable.

     F    Preliminary opinion of counsel (filed herewith).

     G    Suggested form of notice of proposed transactions for publication in Federal Register (filed herewith).

     H-1 1994 Form 11-K Annual Report of Cinergy Employee Stock Purchase and Savings Plan Exhibit to Amendment No. 1 to Cinergy's 1994 Form 10-K, filed April 28, 1995, in File No. 1-11377 and hereby incorporated by reference).

     H-2 1994 Form 11-K Annual Report of Cinergy Directors' Deferred Compensation Plan (Exhibit to Amendment No. 1 to Cinergy's 1994 Form 10-K, filed April 28, 1995, in File No. 1-11377 and hereby incorporated by reference).

     H-3 1994 Form 11-K Annual Report of CGE Deferred Compensation and Investment Plan (Exhibit to Amendment No. 2 to Cinergy's 1994 Form 10-K, filed June 29, 1995, in File No. 1-11377 and hereby incorporated by reference).

     H-4 1994 Form 11-K Annual Report of CGE Savings Incentive Plan (Exhibit to Amendment No. 2 to Cinergy's 1994 Form 10-K, filed June 29, 1995, in File No. 1-11377 and hereby incorporated by reference).

     H-5 1994 Form 11-K Annual Report of PSI Employees' 401(k) Savings Plan (Exhibit to Amendment No. 2 to Cinergy's 1994 Form 10-K, filed June 29, 1995, in File No. 1-11377 and hereby incorporated by reference).

     H-6 1994 Form 11-K Annual Report of PSI Union Employees' 401(k) Savings Plan (Exhibit to Amendment No. 2 to Cinergy's 1994 Form 10-K, filed June 29, 1995, in File No. 1-11377 and hereby incorporated by reference).

     (b)  Financial Statements:

     FS-1 Cinergy Consolidated Financial Statements, dated June 30, 1995.

     FS-2 Cinergy Financial Statements, dated June 30, 1995.

     FS-3 Financial Data Schedules (included in electronic submission only).

Item 7.   Information as to Environmental Effects.

(a) The Commission's action in this matter will not constitute major federal action significantly affecting the quality of the human environment.

(b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has duly caused this Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:    September 22, 1995

                         Cinergy Corp.
                         By: /s/William L. Sheafer
                         Treasurer

                                       Endnotes

/1/ The Cinergy stock-based plans consist of the Cinergy Employee Stock Purchase and Savings Plan, the Cinergy Performance Shares Plan, the Cinergy Stock Option Plan, and the Cinergy Directors' Deferred Compensation Plan (collectively, the "Stock Benefit Plans").

/2/ The 401(k) savings plans of PSI and CGE consist of the PSI Union Employees' 401(k) Savings Plan, the PSI Employees' 401(k) Savings Plan, the CGE Deferred Compensation and Investment Plan and the CGE Savings Incentive Plan (collectively, the " 401(k) Plans" and, together with the DRIP and the Stock Benefit Plans, the "Plans").

/3/ Such shares were issued and sold in the following respective amounts per
Plan: (i) DRIP - 973,697 ; (ii) Employee Stock Purchase and Savings Plan - 67,306 ; (iii) Performance Shares Plan - 28,207 ; (iv) Stock Option Plan - 334,170 ; (v) Directors' Deferred Compensation Plan - 0 ; (vi) PSI Union 401(k) Plan - 122,622; (vii) PSI Employees' 401(k) Plan - 186,545 ; (viii)
CGE DCIP - 441,006 ; and (ix) CGE SIP - 459,751